U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

March 28, 2018

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	HOTCHKIS AND WILEY FUNDS (the “TRUST”)
Securities Act Registration No: 333-68740
Investment Company Registration No: 811-10487

Dear Ms. Vroman-Lee:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of March 6, 2018 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 50 to its registration statement, filed on behalf of its series, the Hotchkis & Wiley High Yield Fund (the “Fund”).  PEA No. 50 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on January 26, 2018 for the purpose of registering Class Z shares of the Fund.  The Trust is filing this PEA No. 51 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

1.
Staff Comment:  Please provide the completed Fees and Expenses of the Fund table, Example, Performance bar chart and Average Annual Total Returns tables for the Staff’s review via EDGAR correspondence prior to the effective date.  Further, with regard to the narrative disclosure preceding the Performance bar chart, to the extent applicable, please include disclosure stating Class Z shares have higher expenses than the existing Class I shares, performance of Class Z shares will be lower.

Response:  The Trust responds by providing the requested disclosures, as set forth below.  The Trust responds further by confirming supplementally that the expenses of Class Z shares are expected to be less than the expenses of Class I shares, and has revised the narrative disclosure preceding the Performance bar chart, per the Staff’s request.

Fees and Expenses of the Fund.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in Class A shares, or if you invest more than $250,000 in Class T shares. More information about these and other discounts is available from your financial professional and in the sections titled “About Class I, Class A, Class C, Class R Class T and Class Z Shares” beginning on page 48 of the Prospectus, in Appendix A to the Prospectus, and in “Purchase of Shares” beginning on page 46 of the Funds’ Statement of Additional Information.  Please note the tables and examples below do not reflect transaction fees that may be charged by financial intermediaries or commissions that a shareholder may be required to pay directly to its financial intermediaries when buying or selling Class Z shares.

SHAREHOLDER FEES (fees paid directly from your investment)
	Class I	Class A	Class C	Class T	Class Z
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	3.75%	None	2.50%	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price)	None	None(a)	1.00%	None	None
Redemption Fee (as a % of amount redeemed on shares held for 90 days or less)	2.00%	2.00%	2.00%	2.00%	2.00%
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Class I	Class A	Class C	Class T	Class Z
Management Fees	0.55%	0.55%	0.55%	0.55%	0.55%
Distribution and/or Service (12b-1) Fees	None	0.25%	1.00%	0.25%	None
Other Expenses	0.19%	0.19%	0.19%	0.19%(b)	0.09%
Total Annual Fund Operating Expenses	0.74%	0.99%	1.74%	0.99%	0.64%
Fee Waiver and/or Expense Reimbursement	-0.04%	-0.04%	-0.04%	-0.04%	-0.04%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(c)	0.70%	0.95%	1.70%	0.95%	0.60%
(a)
You may be charged a deferred sales charge of up to 0.75% if you do not pay an initial sales charge and invest $1 million or more in Class A shares and you redeem your shares within one year after purchase.

(b)
Because Class T shares are not currently offered to investors and Class Z shares are new, Other Expenses are based on Other Expenses for Class I shares of the Fund for the fiscal year ended June 30, 2017.

(c)
Hotchkis & Wiley Capital Management, LLC has contractually agreed to waive management fees and/or reimburse expenses through October 31, 2018 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement do not exceed certain limits: Class I – 0.70%, Class A – 0.95%, Class C – 1.70%, Class T – 0.95% and Class Z – 0.60%. Thereafter, the Advisor may change or eliminate the expense limits only upon 30 days’ prior notice to the Fund’s shareholders.

Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same except for the fee waiver/expense reimbursement in effect for the first year.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class I	$72	$233	$408	$915
Class A	$468	$675	$898	$1,539
Class C	$273	$544	$940	$1,850
Class T	$345	$554	$780	$1,429
Class Z	$61	$201	$353	$795

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class I	$72	$233	$408	$915
Class A	$468	$675	$898	$1,539
Class C	$173	$544	$940	$1,850
Class T	$345	$554	$780	$1,429
Class Z	$61	$201	$353	$795

Performance
The following performance information provides some indication of the risks of investing in the Fund by illustrating the variability of the Fund’s returns.  The bar chart shows changes in the Fund’s performance from year to year for Class I shares (the class with the longest period of annual returns).  However, the Fund’s Class A, Class C and Class T shares are subject to sales loads.  Sales loads are not reflected in the bar chart and if these amounts were reflected, returns would be less than those shown.  The table, which includes all applicable fees and sales charges, shows how the Fund’s average annual returns for 1 and 5 years and since inception compare with those of a broad measure of market performance.  The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.  Updated performance is available on the Fund’s website at http://www.hwcm.com/literature or by calling the Fund toll-free at 1-866-HW-FUNDS (1-866-493-8637).

The inception dates for the Fund’s Class I, Class A and Class C shares are March 31, 2009, May 29, 2009 and December 31, 2012, respectively.  Because Class T shares of the Fund are not currently offered to investors and Class Z shares are new, performance information for those share classes is not available.  Class T and Class Z shares would have similar annual returns as Class I shares because the shares are invested in the same portfolio of securities, and the annual returns would differ only to the extent that the classes do not have the same expenses.  Because Class T shares have higher expenses than the existing Class I shares, performance will be lower.  Because Class Z shares have lower expenses than the existing Class I shares, performance will be higher.  Performance figures prior to the inception date of Class A and Class C shares are based on the historical performance of the original share class (Class I) of the Fund adjusted to reflect the higher operating expenses of Class A and Class C shares and the sales charge of Class A and Class C shares.

Calendar Year Total Returns as of December 31

During the period shown in the bar chart, the highest return for a calendar quarter was 7.89% (quarter ended September 30, 2010) and the lowest return for a calendar quarter was -7.87% (quarter ended September 30, 2011).

Average Annual Total Returns
(for the periods ended December 31, 2017)
	1 Year	5 Years	Since Inception (3/31/09)
High Yield Fund
Return Before Taxes – Class I	8.24%	5.72%	11.16%
Return After Taxes on Distributions – Class I	5.51	2.87	7.77
Return After Taxes on Distributions and Sale of Fund Shares – Class I	4.65	3.08	7.43
Return Before Taxes – Class A	3.98	4.65	10.31
Return Before Taxes – Class C	6.17	4.65	10.05
ICE BofAML BB-B U.S. High Yield Constrained Index (reflects no deduction for fees, expenses or taxes)	6.98	5.59	10.97

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts (“IRAs). After-tax returns are shown for only Class I. After-tax returns for other classes will vary.

In certain cases, the figure representing “Return After Taxes on Distributions and Sale of Fund Shares” may be higher than the other return figures for the same period.  A higher after-tax return results when a capital loss occurs upon redemption and provides an annual tax deduction that benefits the investor.

2.
Staff Comment:  Please confirm whether the Adviser is permitted to recoup waived management fees and/or reimbursed expenses pursuant to the contractual arrangement described in footnote 3 to the Fees and Expenses of the Fund table.  If yes, please describe the limitations of any such recoupment in footnote 3.

Response:  The Trust responds by confirming supplementally that the Adviser does not have the ability to recoup waived management fees or reimbursed expenses under the contractual arrangement described in footnote 3 to the Fees and Expenses of the Fund table.

3.
Staff Comment:  With regard to the discussion of the Fund’s principal investment strategies in the Prospectus, the Staff notes that the Fund has a policy of investing at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of high yield securities (“junk bonds”), which may be represented by forward contracts or derivatives such as options, futures contracts or swap agreements, rated below investment grade (i.e., rated below Baa by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or, if unrated, determined by the Advisor to be of comparable quality).  Please add disclosure to the effect that, for the purposes of this 80% test, the Fund’s investments in derivatives will be valued at market price, rather than notional value.

Response:  The Trust responds by making the requested revision.

4.
Staff Comment: With regard to the discussion of the Fund’s principal investment strategies in the Prospectus, the Staff notes the Fund has included disclosure stating that the average portfolio duration of the Fund normally will vary within two years (plus or minus) of the duration of the ICE BofA BB-B US High Yield Constrained Index, which as of June 30, 2017 was 3.84 years, please include a brief explanation of the concept of duration, and include an example of how duration is calculated.

Response:  The Trust responds by adding the following disclosure to the discussion of Principal Investment Strategies: “Duration measures the price sensitivity of a bond to changes in interest rates, calculated by the dollar weighted average time to maturity of a bond utilizing the present value of all future cash flows. For example, the share price of a fund with a duration of three years would be expected to fall approximately 3% if interest rates rose by one percentage point.”

5.
Staff Comment:  Please provide supplementally the expected level of the Fund’s investments in junk bonds, such as mortgage-backed securities (“MBS”), commercial mortgage-backed securities (“CMBS”) and collateralized mortgage obligations (“CMOs”).  Note the Staff may have additional comments depending on the level of such investments.

Response:  The Fund currently does not, nor does it expect to, invest in MBS, CMBS and CMO securities.

6.
Staff Comment:  The Staff notes the discussion of the Fund’s principal risks included in the Summary Section of the Prospectus includes large shareholder risk.  Please provide a tie-in to this disclosure in the discussion of the Fund’s principal investment strategies, as required by Item 4 of Form N-1A.

Response:  Trust responds by making the change below.

Large Shareholder Risk. To the extent that a significant portion of the Fund’s shares are held by a limited number of shareholders or their affiliates, there is a risk that the share trading activities of these shareholders could disrupt the Fund’s investment strategies, which could have adverse consequences for the Fund and other shareholders (e.g., by requiring the Fund to sell investments at inopportune times or causing the Fund to maintain larger-than-expected cash positions pending acquisition of investments).

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5208.

Sincerely,

/s/ Anna Marie Lopez
Anna Marie Lopez
President
Hotchkis and Wiley Capital Management, LLC